

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2011

Joseph M. Redling, Chief Executive Officer
Nutrisystem Inc.
300 Welsh Road Building 1
Suite 100
Horsham, PA 19044

>   **Re: Nutrisystem, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 5, 2010**
>   **Definitive Proxy Statement filed on Schedule 14A**
>   **Filed April 5, 2010**
>   **File No. 000-28551**

Dear Mr. Redling:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 12

1. We note your response to comment seven in our letter dated December 27, 2010. Please disclose your formula for determining your bonus pool, including the target and actual EBITDA, and explain how you calculated annual adjusted EBITDA.

Related Transactions, page 34

2. We note your response to comment nine in our letter dated December 27, 2010. Please describe your policy in more detail without reference to our regulations.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director